

December 1, 2022

Kai Cheong Wong
Chief Executive Officer, President, Director, Secretary and Treasurer
AsiaFIN Holdings Corp.
Suite 30.02, 30th Floor, Menara KH (Promet)
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia

      Re: AsiaFIN Holdings Corp.
           Form 10-KT for the Transition Period Ended December 31, 2021
           Filed March 30, 2022
           File No. 333-251413

Dear Kai Cheong Wong:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-KT for the Transition Period Ended December 31, 2021

Item 9A. Controls and Procedures, page 18

1.   Please disclose the conclusions of your principal executive officer and principal financial officer regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by this report. Refer to Item 307 of Regulation S-K.

Signatures, page 27

2.   Please ensure that your Forms 10-K are signed by the registrant, and on behalf of the registrant by its principal executive officer, its principal financial officer, its controller or principal accounting officer, and by at least the majority of the board of directors. Any person who occupies more than one of the specified positions shall indicate each capacity in which he signs the report. Refer to General Instruction D(2) of Form 10-K. Similarly

    ensure that your Forms 10-Q are signed on your behalf by a duly authorized officer and by your principal financial officer or your chief accounting officer. Refer to General Instruction E of Form 10-Q. Also, ensure that your Forms 10-K and 10-Q include under Exhibits 31 and 32 the required certifications from both your principal executive officer and your principal financial officer. Refer to Item 601(b)(31) and (32) of Regulation S-K and Rules 15d-14(a) and (b) of the Exchange Act.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Keira Nakada at 202-551-3659 or Rufus Decker at 202-551-3769 with any questions.

            Sincerely,

            Division of Corporation Finance
            Office of Trade & Services